Exhibit 99.1

NLS Pharmaceutics Ltd. and Kadimastem Ltd. Announce Filing of F-4 Registration Statement with the SEC Ahead of Proposed Merger

The proposed transaction will create a Nasdaq-traded, biotechnology company with product candidates in advanced stages of clinical development and a focus on advancing its allogeneic cell therapy platform

ZURICH, SWITZERLAND and NESS ZIONA, ISRAEL, December 30, 2024 - NLS Pharmaceutics Ltd. (“NLS”) (Nasdaq: NLSP), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, and Kadimastem Ltd. (“Kadimastem”)(TASE: KDST.TA”), a clinical-stage cell therapy company developing and manufacturing “off-the-shelf” allogeneic cell products for the treatment of neurodegenerative diseases and potential cure of diabetes, announced today that NLS has filed a Registration Statement on Form F-4 (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) regarding the previously announced merger between NLS and Kadimastem.

The Registration Statement contains a prospectus in connection with the proposed merger transaction pursuant to the definitive agreement entered between the companies, as well as a proxy statement for the meeting of NLS shareholders related to certain approvals required in connection with the merger. As part of the share exchange process related to the merger, NLS is providing information about NLS’s securities offering to Kadimastem shareholders.

This announcement follows the Report on Form 6-K dated November 5, 2024, which detailed the signing of a binding merger agreement alongside the terms governing the completion of the merger transaction. The closing of the merger is subject to approval by the shareholders of each of NLS and Kadimastem, the declaration of the Registration Statement as effective by the SEC and other customary requirements and closing conditions. As previously announced, Kadimastem intends to become a publicly traded company on Nasdaq through the merger.

According to Ronen Twito, Chairman of the Board and Chief Executive Officer of Kadimastem, “We are making significant strides toward achieving our strategic objectives at Kadimastem. The submission of NLS’s Registration Statement related to the merger with the SEC marks a crucial milestone in our journey to conclude the merger. We believe the pending merger will empower us to further unlock the potential of our innovative technologies. Our commitment remains steadfast in delivering value to our shareholders while making a meaningful impact in the field of cell therapy.”

Alex Zwyer, Chief Executive Officer of NLS, stated, “We are excited about the momentum building around the merger. We believe that this strategic partnership is set to strengthen our market position and enhance shareholder value through expanded growth opportunities. We are focused on executing the merger effectively, as we move forward together in the biotechnology sector.”

About the Proposed Transaction

The proposed Transaction will be affected through a reverse triangular structure in which Kadimastem will become a wholly owned subsidiary of NLS. In consideration, NLS will issue common shares to the Kadimastem shareholders who, after completing the Transaction, will hold approximately 85% of the issued and outstanding shares of NLS, and the existing shareholders of NLS will hold the remaining 15% of NLS following completion of the merger.

Following the Transaction, the parties expect to continue developing NLS’s promising, first-in class Dual Orexin Agonist platform within the merged company. The remaining NLS assets are expected to be divested subject to a contingent value rights agreement, the proceeds of which will be distributed entirely to the current shareholders of NLS.

The merger has been approved by the boards of directors of both companies. Each of Kadimastem and NLS has received commitments of support with respect to voting for the matters related to the merger from shareholders representing more than 40% of its outstanding shares.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

About Kadimastem

Kadimastem is a clinical stage cell therapy company, developing “off-the-shelf”, allogeneic, proprietary cell products based on its technology platform for the expansion and differentiation of Human Embryonic Stem Cells (hESCs) into functional cells. AstroRx®, the company’s lead product, is an astrocyte cell therapy in clinical development for the treatment for ALS and in pre-clinical studies for other neurodegenerative indications.

IsletRx is the company’s treatment for diabetes. IsletRx is comprised of functional pancreatic islet cells producing and releasing insulin and glucagon, intended to treat and potentially cure patients with insulin-dependent diabetes. Kadimastem was founded by Professor Michel Revel, Chief Scientific Officer of Kadimastem and Professor Emeritus of Molecular Genetics at the Weizmann Institute of Science. Professor Revel received the Israel Prize for the invention and development of Rebif®, a multiple sclerosis blockbuster drug sold worldwide. Kadimastem is traded on the Tel Aviv Stock Exchange (TASE: KDST).

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS and Kadimastem are using forward-looking statements when they discuss the expected timing of the closing, and benefits of, the merger agreement, the expected closing of the transaction and the potential benefits of the transaction to NLS and Kadimastem and their respective shareholders. These forward-looking statements and their implications are based on the current expectations of the management of NLS and Kadimastem and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks related to the companies’ ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the merger agreement and risks and uncertainties related to the failure to timely, or at all, obtain shareholder approvals for the transaction; unexpected costs, charges or expenses resulting from the transaction and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; changes in technology and market requirements; either or both companies may encounter delays or obstacles in launching and/or successfully completing their clinical trials; the companies’ products may not be approved by regulatory agencies; their technologies may not be validated as they progress and their methods may not be accepted by the scientific community; either of both of the companies may be unable to retain or attract key employees whose knowledge is essential to the development of their products; unforeseen scientific difficulties may develop with the products being advanced by the companies; their products may wind up being more expensive than anticipated; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; the companies’ patents may not be sufficient; their products may harm recipients; changes in legislation may adversely impact either or both of the companies; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of candidate products to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, neither Kadimastem nor NLS undertakes any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, NLS has filed a Registration Statement on Form F-4, including a proxy statement/prospectus, with the SEC. NLS may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or any other document that NLS may file with the SEC. The proxy statement (if and when available) will be mailed or delivered to shareholders of NLS and Kadimastem. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (if and when available) and other documents containing important information about NLS and Kadimastem and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on NLS’s website at www.nlspharma.com.

Participants in the Solicitation

NLS, Kadimastem, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NLS and Kadimastem shareholders in respect of the proposed transaction. Information about the directors and executive officers of NLS, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NLS’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on May 15, 2024. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from NLS Pharmaceutics using the sources indicated above.

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NLS Pharmaceutics Contacts:

InvestorRelations@nls-pharma.com

www.nlspharma.com

Kadimastem Contacts:

Sara Bazak, Investors relationship

s.bazak@kadimastem.com

www.kadimastem.com

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